WOOFY INC.
BALANCE SHEET
As of December 31, 2020
(Unaudited)

	2020
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 110,512
Officer loan	54,467
TOTAL CURRENT ASSETS	**164,979**
PROPERTY AND EQUIPMENT	
Computer and equipment	4,654
Accumulated depreciation	-
TOTAL PROPERTY AND EQUIPMENT	**4,654**
OTHER ASSETS	
Web development consultants	274,565
TOTAL NON-CURRENT ASSETS	**279,219**
TOTAL ASSETS	**$ 444,198**
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable	171,778
Credit cards	43,966
Convertible notes	387,500
Accrued interest	43,169
TOTAL CURRENT LIABILITIES	**646,412**
LONG-TERM LIABILITIES	
Convertible notes	-
TOTAL LONG TERM LIABILITIES	**-**
TOTAL LIABILITIES	**646,412**
STOCKHOLDERS' EQUITY	
Common Stock: Class E Shares; par value $0.0001 per share authorized 900,000 shares, issued and outstanding 900,000 shares as of December 31, 2020 and 2019	90
Common Stock: Class A Shares; par value $0.0001 per share authorized 1,600,000 shares, issued and outstanding 79,500 shares as of December 31, 2020 and 2019	8
Additional Paid in Capital - Common Stock	170,000
Additional Paid in Capital - SAFES	613,109
SAFEs Receivable	(156,534)
Treasury Stock	(15,650)
Retained earnings (deficit)	(813,238)
TOTAL STOCKHOLDERS' EQUITY	**(202,215)**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 444,198**

These financial statements are management-certified financial statements that have not been reviewed or audited by an independent auditor or accountant.

WOOFY INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2020
(Unaudited)

		2020
REVENUES	$	**137,987**
COST OF REVENUES		-
GROSS PROFIT (LOSS)	$	**137,987**
OPERATING EXPENSES		
General & administrative		239,214
Software development		17,500
Legal		53,139
Salaries		35,561
TOTAL OPERATING EXPENSES		**345,413**
INCOME (LOSS) FROM OPERATIONS		**(207,426)**
OTHER INCOME (EXPENSE)		
Cost of Fundraising		(48,865)
Other income		1,548
Interest expense		(24,708)
NET INCOME (LOSS)	$	**(279,452)**


WOOFY INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2020
(Unaudited)


	Class A Stock		Class E Stock		Additional Paid in Capital	Additional Paid in Capital - SAFES	Treasury Stock	Retained Earnings	Total Stockholders' Equity
	Shares	**Value**	**Shares**	**Value**					
Balance - December 31, 2019	**79,500**	**$ 8**	**900,000**	**$ 90**	**$ -**	**$ -**		**$ (533,786)**	**$ (533,688)**
Issuance of treasury stock	-	-	-	-			(15,650)		**(15,650)**
Issuance of SAFEs						613,109			**613,109**
SAFEs Receivable						(156,534)			**(156,534)**
Capital contribution	-	-	-	-	170,000			-	**170,000**
Net income (loss)	-	-	-	-				(279,452)	**(279,452)**
Balance - December 31, 2020	**79,500**	**$ 8**	**900,000**	**$ 90**	**$ 170,000**	**$ 456,575**	**$ (15,650)**	**$ (813,238)**	**$ (202,215)**

WOOFY INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020
(Unaudited)

	2020
OPERATING ACTIVITIES	
Net income (loss)	**(279,452)**
(Increase) decrease in officer loan	(54,467)
Increase (decrease) in accounts payable	(19,775)
Increase (decrease) in accrued interest	17,984
Increase (decrease) in credit cards	43,966
NET CASH USED BY OPERATING ACTIVITIES	**(291,744)**
INVESTING ACTIVITIES	
Purchase of property and equipment	(4,654)
Purchase of web development consultants	(274,565)
NET CASH USED IN INVESTING ACTIVITIES	**(279,219)**
FINANCING ACTIVITIES	
Capital Contribution	170,000
Issuance of treasury stock	(15,650)
Issuance of SAFE notes	456,575
Issuance of convertible notes	40,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	**650,925**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**79,962**
CASH AND CASH EQUIVALENTS - beginning of year	30,550
CASH AND CASH EQUIVALENTS - end of year	**110,512**